SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Fiesta Restaurant Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31660B101

(CUSIP Number)

Michael J. Sharp

Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

212-284-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 31660B101

1.	Name of Reporting Person Jefferies Financial Group Inc., on behalf of itself and its controlled subsidiaries I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 13-2615557
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,262,189
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,262,189
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,262,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.1%
14.	Type of Reporting Person (See Instructions) CO; HC

This Amendment No. 10 amends the Statement on Schedule 13D first filed by Jefferies Financial Group Inc. (formerly, Leucadia National Corporation (“Jefferies”)) on behalf of itself and its controlled subsidiaries (collectively, the “Reporting Person”) with the Securities and Exchange Commission on June 19, 2017, as amended by Amendment No. 1 filed on August 18, 2017, Amendment No. 2 filed on August 31, 2017, Amendment No. 3 filed on September 11, 2017, Amendment No. 4 filed on March 1, 2018, Amendment No. 5 filed on November 9, 2018, Amendment No. 6 filed on May 14, 2019, Amendment No. 7 filed on May 28, 2019, Amendment No. 8 filed on May 31, 2019 and Amendment No. 9 filed on February 28, 2020 relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Fiesta Restaurant Group, Inc., a Delaware corporation (the “Issuer” or

“Fiesta”). The principal executive offices of the Issuer are located at 14800 Landmark Boulevard, Suite 500, Dallas, Texas 75254. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D, as amended to date.

The following items are hereby amended to add the information set forth below:

Item 4. Purpose of Transaction.

The Reporting Person purchased the Common Stock reported herein for investment purposes.

On August 7, 2023, Fiesta issued a press release, which provided information on the proposed acquisition of Fiesta by Garnett Station Partners, LLC. Further information regarding the proposed transaction is in Fiesta’s Current Report on Form 8-K, available at

https://www.sec.gov/ix?doc=/Archives/edgar/data/1534992/000114036123038172/brhc20057114_8k.htm.

In connection with the proposed transaction, BEI-Longhorn LLC, an indirect wholly owned subsidiary of Jefferies that holds all of the shares of Fiesta common stock beneficially owned by Jefferies, entered into a voting agreement (the “Voting Agreement”) with Fiesta Holdings, LLC, a Delaware limited liability company (“Holdings”). BEI-Longhorn LLC is a wholly owned subsidiary of BEI Arch Holdings LLC, which is a wholly owned subsidiary of Baldwin Enterprises, Inc., which is a wholly owned subsidiary of Phlcorp Holding LLC, which is a wholly owned subsidiary of Jefferies. The Voting Agreement provides that BEI-Longhorn LLC will, subject to limited exceptions, vote its Fiesta shares in favor of the adoption of the merger agreement and against any alternative proposal. The foregoing description of each Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement, which is filed as an exhibit to this Amendment No. 10 to Schedule 13D and is incorporated herein by reference.

AREX Capital Management, LP, a Delaware limited partnership, a stockholder of Fiesta not affiliated with Jefferies, has entered into a voting agreement with Holdings containing terms similar to the Voting Agreement.

Jefferies LLC, a wholly owned subsidiary of Jefferies, is acting as lead financial advisor to Fiesta in connection with the proposed merger and related transactions.

Other than described above, the Reporting Person does not have any plans or proposals of the type referred to in Items 4(a) through (j) of Schedule 13D. The Reporting Person, however, retains the right to change its intent and to pursue any transaction contemplated in Items 4(a) through (j) of Schedule 13D and, to the extent the Reporting Person’s affiliates operate as broker-dealers, they retain the right to pursue a further role as a financial advisor, underwriter or placement agent with respect to any such transaction involving the Issuer and its affiliates.

Item 5. Interest in Securities of the Issuer.

Number of shares of Fiesta common stock as to which the Reporting Person has:

Sole power to vote or to direct the vote: 5,262,189

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 5,262,189

Shared power to dispose or to direct the disposition of: 0

During the past sixty days, the Reporting Person did not engage in any purchases or sales of Common Stock.

Fiesta has reported that, as of August 3, 2023, it had 26,189,111 shares of its common stock, $0.01 par value, outstanding. The shares beneficially owned by the Reporting Person represent 20.1% of the outstanding class of Fiesta common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 above, including the Voting Agreement filed as an exhibit hereto, is incorporated by reference in response to this Item.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
7.01	Form of Voting Agreement between BEI-Longhorn LLC, an indirect wholly owned subsidiary of Jefferies, and Fiesta Holdings, LLC, a Delaware limited liability company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2023	Jefferies Financial Group Inc.

	By:	/s/ Michael J. Sharp
Michael J. Sharp
Title: Executive Vice President and General Counsel